EXHIBIT 16.1

August 15, 2012

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Hills Bancorporation and, under the date of March 9, 2012, we reported on the consolidated financial statements of Hills Bancorporation as of and for the years ended December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting as of December 31, 2011. On August 14, 2012, we were dismissed. We have read Hills Bancorporation’s statements included under Item 4.01 of its Form 8-K dated August 15, 2012, and we agree with such statements, except that we are not in a position to agree or disagree with Hills Bancorporation’s statement that BKD was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Hills Bancorporation’s consolidated financial statements.

Very truly yours,

/s/ KPMG LLP

KPMG LLP